Exhibit 12.1

Markel Corporation

Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Three Mo. Ended March 31,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings:
Earnings from continuing operations before income taxes	$76,051	$192,319	$301,673	$200,420	($159,108)	$570,216
Fixed charges	24,293	94,751	81,222	60,503	55,033	63,527

Earnings from continuing operations, as adjusted	$100,344	$287,070	$382,895	$260,923	($104,075)	$633,743

Fixed Charges:
Interest Expense	$22,167	$86,252	$73,663	$53,969	$48,210	$57,236
Portion of rental expense representative of interest	2,126	8,499	7,559	6,534	6,823	6,291

Fixed Charges	$24,293	$94,751	$81,222	$60,503	$55,033	$63,527

Ratio of Earnings to Fixed Charges	4.1	3.0	4.7	4.3	—	10.0

Deficiency in the coverage of fixed charges by earnings before fixed charges	$—	$—	$—	$—	$159,108	$—

Notes:

*	The Company's consolidated insurance company subsidiaries are subject to certain regulatory restrictions on the payment of dividends or advances to the Company.